June 14. 2004

04033265

Act: 34
Section: 15(d)
Rule:
Public Availability: 6-14-04

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmeriVision Communications, Inc.
Incoming letter dated May 14, 2004

Based on the facts presented, the Division is unable to provide the requested no-action relief regarding reports required to be filed with the Commission pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). We note in this regard that the Company's Exchange Act reporting obligation does not cease as a result of being subject to the protection of the Bankruptcy Court and we remind you of your continuing obligation to keep the market informed of developments related to the status and performance of the Company. See Exchange Act Release No. 9660 (June 30, 1972) and Staff Legal Bulletin No. 2 (April 15, 1997).

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Jeffrey S. Cohan
Attorney-Examiner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2004

Lesley R. Ford
Doerner, Saunders, Daniel & Anderson, L.L.P.
320 South Boston Avenue
Suite 500
Tulsa, Oklahoma 74103

Re: AmeriVision Communications, Inc.

Dear Ms. Ford:

In regard to your letter of May 14, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

DOERNER, SAUNDERS, DANIEL & ANDERSON, L.L.P.

ATTORNEYS AT LAW

320 SOUTH BOSTON AVENUE, SUITE 500
TULSA, OKLAHOMA 74103-3725
TELEPHONE (918) 582-1211
FACSIMILE (918) 591-5360

ONE LEADERSHIP SQUARE, SUITE 501
211 NORTH ROBINSON
OKLAHOMA CITY, OKLAHOMA 73102-7112
TELEPHONE (405) 319-3500
FACSIMILE (405) 319-3509
www.dsda.com

WRITER'S DIRECT:
(918) 591-5323 (phone)
(918) 925-5323 (fax)
lford@dsda.com

May 14, 2004

VIA FAX AND FEDERAL EXPRESS
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeff Cohan

Re: Revised Request for Modification of Reporting Obligations Under the Securities Exchange Act of 1943 – AmeriVision Communications, Inc.

Dear Mr. Cohan:

On behalf of our client AmeriVision Communications, Inc., an Oklahoma corporation ("AmeriVision" or the "Company"), we hereby request, based upon the facts and circumstances discussed below, that the Staff agree not to recommend enforcement action by the Securities and Exchange Commission (the "Commission") if AmeriVision follows the modified reporting procedures set forth herein. The Company is currently required to file periodic reports under Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"). This letter replaces and supercedes the letter originally sent to the Commission on March 15, 2004.

Based on Exchange Act Release No. 9660 (June 30, 1972) (the "Release"), the Commission's Staff Legal Bulletin No. 2 (April 15, 1997) (the "Staff Bulletin"), and prior no-action correspondence, during the pendency of its Chapter 11 case (as discussed below), AmeriVision proposes to file with the Commission, under cover of Current Reports on Form 8-K, copies of the monthly financial reports that are required to be filed with the United States Bankruptcy Court pursuant to Bankruptcy Rule 2015 and the United States Trustee's Financial Reporting Requirements for Chapter 11 Cases, as well as other material information concerning developments in its bankruptcy proceedings, in lieu of continuing to file quarterly and annual reports under the Exchange Act. AmeriVision will continue to comply with all other requirements of the Exchange Act, including Regulation 14A regarding the solicitation of proxies.

I. Background

AmeriVision is a provider of long distance telephone and other telecommunications services, primarily to residential users. AmeriVision promotes its services under its LifeLine® service mark through the members of various non-profit organizations that support strong family values. These non-profit organizations receive a percentage of eligible, collected revenues when AmeriVision's customers designate them. In addition to long-distance and related telecommunication services, such as calling cards, prepaid cards and toll-free service, AmeriVision offers its customers Internet access and a credit card program under the LifeLine® service mark.

AmeriVision was incorporated in 1991 as an Oklahoma corporation and maintains its principal executive offices in Oklahoma City, Oklahoma. On December 8, 2003 (the "Petition Date"), AmeriVision filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Western District of Oklahoma (the "Bankruptcy Court"), Case Number 03-23388. The Debtor will continue to manage its properties and operate its businesses as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

II. Applicable Law

In the past, the Commission or its Staff has agreed to suspended or modify the Exchange Act reporting requirements of certain issuers subject to bankruptcy proceedings. The Release and Staff Bulletin reflects the Staff's position that the Commission will accept reports differing in form and content from the quarterly and annual reports required under the Exchange Act where the issuer is subject to bankruptcy proceedings or has ceased or severely curtailed its operations so long as the modified reporting procedure is consistent with the protection of investors. Granting the relief requested herein would be consistent with the Release, the Staff Bulletin and the Commission's previous no-action correspondence, where, as here, full compliance with the reporting requirements of the Exchange Act would pose an undue hardship, such compliance was not needed to protect and inform investors and the public, and the modified reporting procedures proposed were not inconsistent with the public interest. See, e.g., Hauser, Inc. (July 17, 2003); Insilico Holding Co. (March 18, 2003); Laclede Steel Company (July 25, 2002); Opticon Medical Inc. (June 28, 2002); Brazos Sportswear, Inc. (November 22, 1999); Roberds, Inc. (October 4, 2000); LA Gear, Inc. (February 27, 1998); Martin Lawrence Limited Editions (July 3, 1997); Comptronix Corporation (April 4, 1997); and Cray Computer Corporation (May 16, 1996).

The Release also refers to Section 12(h) of the Exchange Act, which permits the Commission to exempt issuers in whole or in part from the reporting requirements of the Exchange Act "if the Commission finds, by reason of the number of public investors, among of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors." Many of these bases for granting relief under Section 12(h) are applicable to AmeriVision: there is no trading activity in AmeriVision's securities; the equity value of AmeriVision's shareholders has decreased significantly and has, in all likelihood, been eliminated; and AmeriVision's limited staff necessarily devotes a large portion of their time to activities related to AmeriVision's reorganization.

The Release also mentions Exchange Act Rule 12b-21 as a potential basis for relief from the reporting requirements of the Exchange Act. This rule provides, in part, that "[if] any required information is unknown and not reasonably available to the registrant...because the obtaining thereof would involve unreasonable effort or expense,...the information may be omitted...[and] such information on the subject as [the registrant] possesses or can acquire without unreasonable effort or expense, together with the sources thereof" may instead be provided. In its discussion of Rule 12b-21, the Release states that "in general, an unreasonable effort or expense would result if the benefits which might be derived by the shareholders of the issuer from the filing of the information are outweighed significantly by the cost to the issuer of obtaining the information."

For the reasons set forth above, AmeriVision believes that the cost and administrative burden to AmeriVision of obtaining the information necessary to comply with the Exchange Act reporting requirements significantly outweighs the benefits derived by AmeriVision's shareholders from AmeriVision's full compliance with the Exchange Act reporting requirements.

III. Discussion

A. AmeriVision Was Timely in Filing Its Form 8-K Reporting Its Chapter 11 Filing

AmeriVision publicly announced its bankruptcy filing in a press release two days after the Petition Date. On December 11, 2003, AmeriVision filed a Form 8-K with the Commission reporting the bankruptcy filings. The deadline for filing the Form 8-K with the Commission was December 23, 2003.

B. AmeriVision's Compliance With Its Exchange Act Reporting Obligations

AmeriVision has complied with all periodic reporting obligations under Section 13(a) of the Exchange Act for the twelve month period preceding the Petition Date, including the filing, on April 15, 2003, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and, on July 31, 2003, August 14, 2003, and November 19, 2003, of the Company's Quarterly Report on Form 10-Q and 10-QSB for the quarters ended respectively, March 31, 2003, June 30, 2003, and September 30, 2003. Due to a variety of problems that have arisen over the course of the past year (some which prevented AmeriVision from filing without unreasonable effort or expense), including the resignation of the Company's Chief Executive Officer, ongoing negotiations relating to refinancing and a final merger agreement, and the discovery of an understatement affecting the Company's liabilities, AmeriVision has had difficulties with the timeliness of these reporting requirements. However, in all instances in which the Company could not meet the reporting deadline, the Company has filed a notification of inability to timely file with the Commission and has completed the filing as soon as possible thereafter. Pending the outcome of this request, the Company has not filed its Form 10-K for its fiscal year ending December 31, 2003. The Company has filed a notification of inability to timely file its Form 10-K for 2003 with the Commission.

C. AmeriVision Has Continuously Advised the Market of Its Financial Condition

AmeriVision has continuously advised the market of its financial condition. The following are a few excerpts of certain disclosures that AmeriVision has previously made in its periodic reports disclosing its financial condition. This is by no means an exhaustive list of AmeriVision's previous public disclosures regarding its financial condition.

The following disclosures appeared in AmeriVision's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (filed on April 15, 2003):

> "Since 1998, we have experienced a decline in annual net sales from $124.2 million to $64.1 million. From January 2002 to December 2002, subscribers with traffic have decreased by approximately 20%. We have also had several changes in management in recent years. To counteract the decline in revenue and subscribers we have implemented several significant cost cutting strategies, as well as strategies to increase our subscriber base and net revenues. However, with continual declines in net sales we may not be able to meet our cash requirements in the near future.
>
> "As discussed elsewhere, we are in default of our credit facility and our subordinated and non-subordinated notes. As a result, an aggregate of $19.4 million principal amount of indebtedness, plus accrued and unpaid interest, may be accelerated and become due and payable on or after May 30, 2003. Upon the earlier of May 30, 2003 or the acceleration of either of our credit facility or our subordinated or non-subordinated notes, we would be required to either refinance the debts or repay the amounts due. We continue to hold discussions with our lenders concerning refinancing the debts or consummating a potential reorganization with PNG. We can provide no assurance that we will be successful in refinancing our debt, consummating a reorganization, or otherwise becoming able to meet our obligations as they become due or under accelerated repayment terms. Therefore, at December 31, 2002, all of our long-term debt is classified as current. Unless these matters can be resolved, there exists substantial doubt about our ability to continue as a going concern, as expressed in our independent auditors' report."

The following disclosures appeared in AmeriVision's Form 10-Q for the quarterly period ended March 31, 2003 (filed on July 31, 2003):

"From our inception through December 31, 2002 we have incurred cumulative net operating losses totaling approximately $12.1 million. During the years ended December 31, 2001 and 2002, we generated net income of $3.4 million, and $1.3 million. The improvements of net income from operating activities were primarily achieved as a result of reductions in operating expenses. However, for the three month period ended March 31, 2003 our net income was $83,000 compared to $786,000 for the same period in 2002. We reduced our accumulated stockholders' deficiency from approximately $25.8 million at December 31, 1997 to approximately $13.8 million at March 31, 2003. In addition to the net operating losses, the accumulated deficit was partially due to our declaration and payment of quarterly capital distributions to our stockholders during the period between 1994 and 1997, totaling approximately $16.0 million, and our redemptions of common stock totaling approximately $4.7 million. Our current liabilities exceeded our current assets by approximately $18.4 million at December 31, 2002 and $17.8 million at March 31, 2003."

"The FDIC sold our loan to LINC Credit, L.L.C. on May 14, 2003. We subsequently entered into a forbearance agreement with LINC Credit effective July 14, 2003. Among other things, and subject to earlier termination of the forbearance agreement for certain breaches of the agreement, the forbearance agreement provides for the credit facility to remain in place until September 30, 2003 at which time it may be renewed for two further months under certain conditions. Upon termination of the forbearance agreement, LINC Credit will have the right, but not the obligation, to accelerate the repayment of the entire amount outstanding under the credit facility. We can give no assurance that we will successfully renegotiate the credit facility or that the credit facility will be amended to include terms favorable to us or that LINC Credit will continue to forebear from taking action against us."

The following disclosures appeared in AmeriVision's Form 10-Q for the quarterly period ended June 30, 2003 (filed on August 14, 2003):

"As a result of the Company's default under the Credit Facility, Coast required the Company to stop payment to the Subordinated Creditors, and consequently the Company is in default of $5.5 million principal amount of our subordinated and certain non-subordinated notes, which may be subject to legal challenge. A non-subordinated lender presently may have the right, but not the obligation, to accelerate the repayment of the entire $1.6 million principal balance and related penalties and interest outstanding under these notes, which may be subject to legal challenge. The subordinated lenders also may have the right to demand repayment of the entire $3.9 million principal balance and related penalties and interest outstanding under these notes, subject to notification to and prior rights of the secured creditor. Certain of our subordinated note holders have expressed a desire to accelerate the repayment of their notes."

The following disclosures appeared in AmeriVision's Form 10-QSB for the quarterly period ended September 30, 2003 (filed on November 19, 2003):

"The Company is currently engaged in a dispute with LINC Credit concerning the Forbearance Agreement. LINC Credit has not agreed to extend the forbearance period as required by the terms of the Forbearance Agreement. The Company filed a lawsuit against LINC Credit on November 6, 2003 alleging among other claims that LINC Credit breached its obligations under the Forbearance Agreement. On November 10, 2003, the Company obtained a temporary restraining order prohibiting LINC Credit from taking the Company's cash that has been pledged as collateral for the credit Facility."

"The Company is actively pursuing other available financing options that may be available. As discussed further in Note E to the financial statements, if the Company is not successful in obtaining alternative financing, there could be a material adverse effect on the Company's ability to continue as a going concern and to meet its obligations as they come due."

The Company also informed its shareholders of its Chapter 11 filing through the January/February 2004 edition of its newsletter, an excerpt of which is enclosed with this letter. Finally, the Company provides reports concerning its Chapter 11 status on its shareholder web page at www.lifeline.net/pr.

D. AmeriVision Has Disclosed its Investigation by the Commission to the Market

AmeriVision has disclosed its investigation by the Commission to the market in a number of its Exchange Act filings. The following disclosures appeared in AmeriVision's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (filed on April 15, 2003):

"In late 1995, we commenced an internal investigation to determine whether we might have committed securities law violations in connection with the offer and sale of our restricted securities, and separately whether we should have previously registered our common stock in accordance with the Securities and Exchange Act of 1934. In August 1996, we voluntarily reported our preliminary findings to the Securities and Exchange Commission, which then instituted its own investigation.

In July 1998, the Securities and Exchange Commission issued a cease-and-desist order stating that:

- We, two former directors/officers, and an affiliated company had violated Sections 5(a) and 5(c) of the Securities Act of 1933, as amended and Section 12(g) of the Securities Exchange Act of 1934, as amended and Rule 12g-1 promulgated under the Exchange Act;
- We had violated Section 12(g) of the Exchange Act and Rule 12g-1; and
- The two former directors/officers had caused the violation of Section 12(g) of the Exchange Act and Rule 12g-1.

The Securities and Exchange Commission ordered us, the two directors/officers and the affiliated company to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5(c) of the Securities Act and the two directors/officers and us to cease and desist from committing or causing any violations or future violations of Section 12(g) of the Exchange Act and Rule 12g-1. No monetary fines or penalties were assessed against us, our officers or our affiliate."

E. There Is No Trading in AmeriVision's Securities

The Release provides that in "determining whether the modification of the [Exchange Act] reporting requirements with respect to a particular issuer would be consistent with the protection of investors the Commission will consider the nature and extent of the trading in the securities of the issuer." Additionally, the Staff Bulletin notes that the Staff will review "the nature and extent of trading in the issuer's securities" when considering the issuer's request for modified reporting.

The Company's stock is not listed on a national securities exchange or the NASDAQ Stock Market. There is no established public trading market for AmeriVision's shares of Common Stock. As of December 8, 2003, there were 878,761.185 outstanding shares of Common Stock owned by approximately 1,300 holders of record. The Company is not aware of any market makers or market making activities. The only transfers of securities of which the Company is aware are approximately 13,000 shares issued to directors in compensation for Board service, 5,000 shares issued to Robert Cook as part of his compensation for service as President, and certain transfers between family members, such as from husband to wife. The discrepancy in the number of shares between the bankruptcy filing and the last Form 10-Q filing is attributable to the shares issued to the Board and the President, discussed above, and to certain shares recently cancelled by the Company that were represented by duplicate stock certificates discovered to have been erroneously issued to the same shareholders in the same amount. The fractional shares appear to have been issued in connection with early transactions involving the sale of stock. Simply put, a fractional share was created by dividing the then purchase price per share into the amount offered for the stock. No fractional shares have been authorized for issuance by the Company's current Board of Directors.

F. Continued Compliance Would Cause an Undue Hardship on AmeriVision and Its Limited Financial and Administrative Resources

AmeriVision believes that continued compliance with the reporting requirements of the Exchange Act would cause an undue hardship on AmeriVision's limited financial and human resources. AmeriVision intends to reorganize in order to recapitalize the Company and currently is in the process of restructuring its debt within the provisions of the Bankruptcy Code. AmeriVision does not anticipate ceasing its operations. Rather, the Company is working to streamline its operations and increase its efficiency. The Company presently is under a cash collateral order from the Bankruptcy Court. Pending approval of the plan of reorganization, the Bankruptcy Court retains and exercises the authority to approve or disapprove any action of the Company, including the expenditure of funds for legal and accounting advisors. The Bankruptcy Court has not approved the Company's retention of an outside auditing firm. The Company requested approval of the Bankruptcy Court to retain an accounting firm in connection with its reporting obligations under the Exchange Act, but its request drew substantial objection from its principal secured creditor and the U.S. Trustee. It is important to note that the Company's principal secured creditor has stated that it will not approve the professional fees and costs associated with preparing the reports required under the Exchange Act, and the Company's current outside auditor, Cole & Reed, CPA, has stated that it will not waive its pre-petition claim for the purpose of allowing it to become qualified as an "independent" accountant to conduct post-petition audits. The Company talked with another accounting firm regarding the possibility of conducting an audit of the Company's books, but the firm stated it would be difficult for it to accept an engagement, citing the Company's financial condition and the increased risks associated with Sarbanes-Oxley. In view of the objections voiced by the Company's principal secured creditor and the U.S. Trustee, and the fact that the Company did not have an accounting firm willing to undertake an audit, the Company withdrew its request for approval. Thus, the Company has been unable to engage an auditor to audit its 2003 financial statements because it does not have the funds available to pay for this service.

AmeriVision relies on a limited corporate staff for all its financial reporting, which has increased substantially because of the additional bankruptcy reporting requirements. Accordingly, AmeriVision believes that continued full compliance with the Exchange Act reporting requirements, combined with the additional reporting tasks resulting from the bankruptcy filing, would pose an undue hardship on its limited staff. As a result of the bankruptcy filing, this staff is primarily engaged in dealing with bankruptcy-related matters including administering the Chapter 11 case, preparing detailed budgets, formulating and preparing disclosure materials relating to the Chapter 11 case, analyzing accounts payable and accounts receivable, compiling the financial information required for the Monthly Operating Reports, restructuring AmeriVision's corporate operations, and preparing a plan of reorganization. In addition, these corporate employees must handle the financial, administrative and accounting services for AmeriVision and involve themselves in the various activities relating to the continuing conduct of AmeriVision's business operation. Thus, preparing the Exchange Act reports requires time and resources that AmeriVision's limited accounting and financial reporting staff does not have. In addition, the Company recently reduced the number of persons working on general ledger preparation, which is essential for both audit work and the Company's bankruptcy filings, from four full time and one part time, to three full time and one part time.

For all of the above reasons, AmeriVision submits that the costs, both monetary and administrative, of fully complying with its Exchange Act reporting requirements would cause an undue hardship given its current situation.

G. Modified Reporting Procedures Will Benefit AmeriVision's Creditors

The compilation of financial and non-financial data and the preparation of an Annual Report on Form 10-K would require expending additional resources contrary to the Company's creditors' best interests. AmeriVision's available cash is limited and, during the reorganization process, such cash will be needed to pay creditors and administrative expenses, including, but not limited to, ordinary course of business expenses and payments to other outside professionals, including AmeriVision's bankruptcy attorneys, financial advisors, and crisis manager. Any reduction in AmeriVision's Exchange Act reporting expenditures would directly benefit AmeriVision's creditors.

H. Modified Reporting Procedures Will Adequately Protect Shareholders

Shareholders will not obtain any significant benefits from AmeriVision's continued full compliance with the periodic disclosure requirements of the Exchange Act. AmeriVision has kept its shareholders informed of material developments in its financial condition through its Exchange Act filings. The filing if its bankruptcy petition was promptly disclosed in a press release on December 10, 2003 and in a report filed on Form 8-K on December 11, 2003. The Company President/CEO also sent a letter to the shareholders disclosing the bankruptcy filing on December 10, 2003. AmeriVision's Form 10-K for its fiscal year ended December 31, 2002, and its Form 10-Qs for the first three quarters of fiscal 2003 disclosed the Company's drastic decline in net sales, the Company's default with its credit facility and its subordinate and non-subordinate notes, and its uncertainty about its ability to continue as going concern and to meet its obligations as they come due.

AmeriVision believes that the information contained in the Monthly Operating Reports and other material information concerning developments in its bankruptcy proceedings, if filed with the Commission as proposed herein, will be sufficient to protect shareholders. The Monthly Operating Reports provide relevant financial information to shareholders concerning developments in the bankruptcy proceeding and the Company's overall financial condition. Specifically, the Monthly Operating Reports include, among other things, a profit and loss statement detailing AmeriVision's revenues, expenses and net profit or loss for the month, a detailed listing of AmeriVision's cash receipts and cash disbursements, a schedule setting forth the aging of AmeriVision's accounts payable and receivable, information with respect to payments made by AmeriVision to its secured creditors during the month, a schedule of AmeriVision's tax liabilities and insurance and a narrative description of significant events occurring in the bankruptcy case. Although the Monthly Operating Reports will be in a different format from the Exchange Act forms and will contain slightly different information, AmeriVision believes that the Monthly Operating Reports will provide shareholders with most of the financial and other data that they might consider important. Further, the Monthly Operating Reports will be filed more often, include additional information, and can be prepared at a lower incremental cost to the Company in terms of financial and administrative resources.

Moreover, AmeriVision believes that given the fact that there is no trading in the Company's securities, there is no guaranty that the shareholders will retain any equity interests after bankruptcy, and the Company is essentially restructuring its debt, the filing of periodic reports under the Exchange Act will not serve disclosure and investor protection purposes and stockholders would most likely find such reports of little or no value.

Under the provisions of the Bankruptcy Code, AmeriVision is required to file monthly financial statements and operating reports with the Bankruptcy Court. AmeriVision proposes to file with the Commission under cover of Form 8-K copies of each Monthly Operating Report within 15 calendar days following the date on which the said report is filed with the Bankruptcy Court

I. The Timing of the Issuer's Request for Modified Reporting

The Staff Bulletin and related no-action correspondence states that a request is submitted promptly if it is filed before the date the issuer's first period report is due following the issuer's filing for bankruptcy.[1] AmeriVision's request for relief was filed on March 15, 2004, which was in advance of its next required filing, an Annual Report on Form 10-K (required to be filed on March 30, 2004).

IV. Request for Relief

AmeriVision proposes to file with the Commission under cover of Form 8-K copies of each Monthly Operating Report within 15 calendar days following the date on which the said report is filed with the United States Bankruptcy Court. AmeriVision will also promptly file reports on 8-K to disclose any material events related to its bankruptcy case and its reorganization efforts. This modified reporting procedure would replace the periodic reports required under the Exchange Act until the reorganization or liquidation of AmeriVision is complete. Upon confirmation of AmeriVision's plan of reorganization, AmeriVision will file an appropriate report on Form 8-K that would include an audited balance sheet, and thereafter will file periodic Exchange Act reports for all periods that begin after the plan becomes effective.

AmeriVision believes that the proposed modified reporting procedure will best serve the interests of all its shareholders. Accordingly, we respectfully request that the Staff provide us with written assurance that it will not recommend any enforcement action to the Commission against AmeriVision if the modified reporting procedures set forth above is implemented. We are requesting that AmeriVision's reporting obligations be modified as set forth herein effective as of March 30, 2004, the date upon which the filing of AmeriVision's Form 10-K was first required.

[1] *See* Focus Surgery, Inc. (October 3, 1996).

In accordance with Release No. 33-6269 (December 5, 1980), we have enclosed seven addition copies of this letter. If you have any questions regarding this matter or if you need additional information, please do not hesitate to contact me directly at (918) 591-5323. If for any reason the Staff believes that they will be unable to respond affirmatively to this request, we would appreciate the opportunity to confer with the members of the Staff by telephone, in advance of a formal written response.

Sincerely,

Lesley R. Ford

Lesley R. Ford of
DOERNER, SAUNDERS, DANIEL & ANDERSON, L.L.P.

LRF:dj